UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 28, 2016 (July 28, 2016)

GP INVESTMENTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry Into A Material Definitive Agreement

On July 28, 2016, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (“GPIAC”), Let’s Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of GPIAC (“Merger Sub”), WKI Holding Company, Inc., a Delaware corporation (“WKI”), and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC, a Delaware limited liability company and for the limited purposes set forth therein, certain stockholders of WKI, entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger, dated April 19, 2016 (as so amended, the “Merger Agreement”), by and among GPIAC, Merger Sub, WKI and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC. Pursuant to the Merger Agreement Amendment the parties agreed to, among other things: (i) allow for the issuance of additional stock of GPIAC, at a price of $10.00 per share (the “Incremental Equity Issuances”), in certain instances and subject to certain limitations; (ii) the waiver of certain closing conditions relating to the Incremental Equity Issuances; and (iii) GPIAC’s consent to certain corporate restructuring actions by WKI and treatment of certain liabilities related thereto.

Additionally, the Merger Agreement Amendment provides that World Kitchen will take all actions necessary to obtain and then deliver as promptly as practicable thereafter, an irrevocable written consent from holders of more than 60% of voting common stock of WKI that approves the Merger Agreement as amended by the Merger Agreement Amendment and the merger (the “Merger”) contemplated thereby (the “New Written Consent”). The Merger Agreement Amendment further provides that the Principal Stockholders and Management Stockholders (as defined in the Merger Agreement) agree, in connection with the New Written Consent or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of WKI is sought, to vote all of such holder’s shares of voting common stock of WKI and any other shares of capital stock of WKI owned, beneficially or of record, in favor of the Merger Agreement as amended by the Merger Agreement Amendment and the Merger and any actions required in furtherance thereof.

The foregoing description of the Merger Agreement Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment filed with this Current Report on Form 8-K as Exhibit 2.1 and which is incorporated by reference herein.

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1

Amendment No.1, dated as of July 28, 2016, to the Agreement and Plan of Merger, dated as of April 19, 2016, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., WKI Holding Company, Inc. and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC. †

† Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GP Investments Acquisition Corp.

	By:	/s/ Antonio Bonchristiano
Dated: July 28, 2016		Name: Antonio Bonchristiano
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1

Amendment No.1, dated as of July 28, 2016, to the Agreement and Plan of Merger, dated as of April 19, 2016, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., WKI Holding Company, Inc. and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC. †

† Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.